HERSHA HOSPITALITY TRUST
Penn Mutual Towers
510 Walnut Street, 9th floor,
Philadelphia, PA 19106
Telephone: 215-238-1046
Fax: 215-238-0157

September 15, 2010

VIA EDGAR AND FACSIMILE

Ms. Sonia G. Barros, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Hersha Hospitality Trust
Registration Statement on Form S-3
File No. 333-167891

Dear Ms. Barros:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Hersha Hospitality Trust (the “Company”) hereby requests acceleration of effectiveness of the above-captioned registration statement as soon as reasonably practicable after the date hereof.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments regarding this request, please call James S. Seevers, Jr. of Hunton & Williams LLP at (804) 788-8573.

Very truly yours,

HERSHA HOSPITALITY TRUST

By:	/s/ Ashish R. Parikh
Ashish R. Parikh
Chief Financial Officer

cc:	Pablo Vergara del Carril
James S. Seevers, Jr.